Blue Water Acquisition Corp.

15 E. Putnam Avenue, Suite 363

Greenwich, CT 06830

VIA EDGAR

July 16, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Chris Edwards

Re:	Blue Water Acquisition Corp.
Amendment No. 1 to Registration Statement on Form S-4
Filed June 25, 2021
File No. 333-256116

Dear Mr. Edwards:

Blue Water Acquisition Corp. (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 12, 2021, regarding the above-referenced Amendment No. 1 to Registration Statement on Form S-4 previously filed on June 25, 2021 (the “Amendment No. 1 to Registration Statement”).

For the Staff’s convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in the amended Registration Statement (the “Amendment No. 2 to Registration Statement”), which is being filed with the Commission contemporaneously with the filing of this letter. Page numbers referred to in the responses reference the applicable pages of the Amendment No. 2 to Registration Statement.

Amendment No. 1 to Registration Statement

Growth Opportunities Available for JATENZO and Beyond, page 27

1.	While we note your revised disclosure in response to prior comment 2, please continue to revise to make clear that the existing regulatory approval of JATENZO for the treatment of hypogonadism does not guarantee regulatory approval of the drug at lower doses for hypogonadism or regulatory approval for any of the other indications being pursued. Please also clarify the stage of clinical development that Clarus is in for the lower dosing frequency to once daily to treat hypogonadism, for utilization in treatment of hypogonadism in chronic kidney disease, and for the treatment for transgender men.

In response to the Staff’s comment, we have revised the disclosure on pages 27 and 117 of the Amendment No. 2 to Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Information

Note 3. Transaction Accounting Adjustments to the Unaudited Pro Forma Combined Balance Sheet as of March 31, 2021, page 89

2.	Here under adjustment (b) you disclosed $8.35 million payment of estimated Business Combination transaction costs. Please reconcile this balance for us to the balances included in the historical financial statements. Please revise to report unrecorded incremental expenses, if any, in the unaudited pro forma combined statements of operations in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786.

In response to the Staff’s comment, there were no costs incurred related to the transaction as of December 31, 2020 and immaterial transaction costs had been incurred through March 31, 2021. Both Blue Water and Clarus expect to incur the majority of the $8.35 million of these transaction fees between when the merger agreement was signed in April 2021 through the close of the Merger. Because the incurred costs as of March 31, 2021 are immaterial to the total expected transaction costs, no reconciliation has been included in the S-4 to the historical balance sheets.

We determined the treatment of the expected transaction costs in the unaudited pro forma condensed combined financial statements by referring to Staff Accounting Bulletin Topic 5.A and interpretive guidance related to such costs in a special purpose acquisition company (SPAC) transaction. Based on such guidance, these transactions are viewed as the issuance of equity by the accounting acquirer. Accordingly, direct and incremental transaction costs related to the SPAC merger that wouldn’t otherwise have been incurred are treated as a reduction of Clarus’s cash proceeds from the merger, and therefore were deducted from the combined company’s additional paid-in capital.

We believe the expected transaction costs are being presented correctly as a reduction to additional paid-in capital, as the entirety of these costs are expected to be treated as equity issuances under the reverse recapitalization and would not have an impact on the unaudited pro forma combined statements of operations. We have revised our disclosure on pages 90 and 91 to clarify the rationale for the treatment of these costs.

Note 5. Transaction Accounting Adjustments to the Unaudited Pro Forma Combined Statements of Operations for the Year Ended December 31, 2020, page 92

3.	We note your response to our previous comment six, and your revision under adjustment (e). Please tell us, and revise if necessary to explain, how you have determined two different treatments for features related to the same convertible notes, where you kept the gain from the fair value change of the derivative liability bifurcated from the convertible notes, while removing the interest expenses related to the convertible notes, following the same pro forma assumptions that the convertible notes would have converted on January 1, 2020 under a reverse recapitalization transaction. Because you are giving effect to the transactions as of they occurred on January 1, 2020, it is unclear why you would not adjust to remove all derivative gains on all of the promissory notes that will be converted.

In response to the Staff’s comment, we have revised the annual unaudited pro forma combined statement of operations to remove the gain from the fair value change of the derivative liabilities bifurcated from the convertible notes and the gain from the fair value change for the warrants to purchase 183,438 shares of Series D preferred stock, as both of these instruments outstanding would have converted into shares of common stock upon the merger using the pro forma transaction date of January 1,2020. We have revised the annual unaudited pro forma combined statement of operations on pages 42 and 86 and Note 5 b), which was previously Note 5 e) in the previous amendment, on page 92 of this Amendment No. 2 to Registration Statement to reflect as such. We have also revised our footnote disclosure on pages 91 and 92 to clearly explain such treatment.

Additionally, the unaudited pro forma combined statements of operations reflect an assumed merger date of January 1, 2020, at which time these instruments (the convertible notes and warrants for shares of Series D preferred stock) would have converted into shares of the combined company’s common stock. Subsequently, in July 2021, warrants to purchase 122,292 shares of Series D preferred stock expired unexercised, which is not reflected in these pro forma statements.

Interests of Clarus's Directors and Officers in the Business Combination, page 105

4.	We note your response to prior comment number 8. Please quantify the sign-on bonuses payable to the Clarus executive officers pursuant to the employment arrangements that are expected to become effective in connection with the Business Combination.

We respectfully advise the Staff that there are no sign-on bonuses that will become payable to the Clarus executive officers in connection with the expected entry into new employment arrangements in connection with the Business Combination, the terms of which have not yet been finalized. Accordingly, we have deleted the related disclosure in this Amendment No. 2 to Registration Statement.

Background of the Business Combination, page 106

5.	We note your response to prior comment 10. Please revise the disclosure in the registration statement to state that the board did not rely on the target's financial projections referenced in this section and the reason for not using these projections in their financial analyses of the business combination. Please also tell whether the financial projections that were presented to the board on February 4, 2021 are the same projections referred to on page 111.

In response to the Staff’s comment, we have revised the disclosure on page 116 of the Amendment No. 2 to Registration Statement. The Company confirms that the financial projections that were presented to the board on February 4, 2021 are the same projections referred to on page 111, and that these were the only projections the Company received from Clarus.

United States Federal Income Tax Considerations of the Redemption, page 114

6.	We note your response to prior comment number 14. Please revise the tax disclosure in the prospectus and the Exhibit 8.1 opinion to state that the opinion also relates to the statements under this section titled “The Business Combination Proposal — Tax Consequences of the Business Combination for Holders Who Do Not Elect to Redeem.”

In response to the Staff’s comment, we have revised the disclosure on page 121 of the Amendment No. 2 to Registration Statement and filed a revised tax opinion as Exhibit 8.1 to the Amendment No. 2 to Registration Statement.

License Agreement Commitments, page 191

7.	Please revise your disclosure on the royalty payments under the HavaH Agreement to disclose a royalty range of not more than 10 percentage points and when the royalty payments would expire.

In response to the Staff’s comment, we have revised the disclosure on page 195 of the Amendment No. 2 to Registration Statement.

Financial Statements of Blue Water Acquisition Corp.

Note 9. Fair Value Measurements, page F-37

8.	Please expand your disclosures to discuss the underlying accounting that resulted in the recognition of $2,924,805 compensation expense on Private Placement warrants and how such amount was determined.

We have expanded our disclosure in Note 4 on page F-32 of the Amendment No. 2 to Registration Statement to describe the accounting for the excess fair value of the Private Placement Warrants over the purchase price of such warrants as compensation to our Sponsor and to further describe how the amount was determined. The initial fair value of the Private Placement Warrants was estimated to be $1.849 per warrant, determined using a binomial Monte-Carlo simulation. Key inputs to the simulation are disclosed in Note 9 on page F-38. Our Sponsor paid $1.00 per warrant for an aggregate of $3,445,000. The excess initial fair value of $0.849 per warrant above the purchase price aggregated $2,924,805, which was attributed as compensation to our Sponsor and recognized in general and administrative expenses in the statement of operations.

*      *       *

We thank the Staff for its review of the foregoing and the Amendment No. 1 to Registration Statement. If you have further comments, please feel free to contact our counsel, Jessica Yuan, at jyuan@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Joseph Hernandez
Name:	Joseph Hernandez
Title:	Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP

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